Cardiff Lexington Corporation

710 East Main Street

Lexington, KY 40502

April 30, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Margaret Sawicki

Re:	Cardiff Lexington Corp
Request for Withdrawal of Registration Statement on Form S-1 (333-292145)

Ladies and Gentlemen:

On December 15, 2025, Cardiff Lexington Corporation (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-292145) (together with the amendments, exhibits and supplements thereto, the “Form S-1”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) in connection with a proposed public offering of securities. The Form S-1 was declared effective by the Commission on February 13, 2026. On March 13, 2026, the Company filed Post-Effective Amendment No. 1 to the Form S-1, which has not been declared effective (the “Post-Effective Amendment” and, collectively with the Form S-1, the “Registration Statement”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting withdrawal because it does not intend to proceed with the public offering contemplated by the Registration Statement at this time. The Company confirms that no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

Cardiff Lexington Corporation

By: /s/ Alex Cunningham

Name: Alex Cunningham

Title: Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.